# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Landsea Homes Corporation, CIK 0001721386
CUSIP: 51509P103
Title of class of securities: Common stock, $0.0001 par value
Address of issuer's principal executive offices: 1717 McKinney Avenue, Suite 1000, Dallas, Texas (TX), 75202
Date of event which requires filing of this statement: 05/15/2025
Filed by CIK 0001767199
Persons authorized to receive notices and communications: Mill Road Capital III, L.P., Attn: Thomas E. Lynch, 328 Pemberwick Road, Greenwich, Connecticut (CT), 06831, 203-987-3500; Peter M. Rosenblum, Esq., Foley Hoag LLP, 155 Seaport Blvd., Boston, Massachusetts (MA), 02210, 617-832-1000

## Reporting persons
- Mill Road Capital III, L.P. (CIK 0001767199): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 3,197,506; shared voting power 0; sole dispositive power 3,197,506; shared dispositive power 0; aggregate amount beneficially owned 3,197,506 (8.8% of the class)
- Mill Road Capital III GP LLC (CIK 0001767178): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: affiliate funds (AF); sole voting power 3,197,506; shared voting power 0; sole dispositive power 3,197,506; shared dispositive power 0; aggregate amount beneficially owned 3,197,506 (8.8% of the class)
- Thomas E. Lynch (CIK 0001244666): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,197,506; sole dispositive power 0; shared dispositive power 3,197,506; aggregate amount beneficially owned 3,197,506 (8.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common stock, $0.0001 par value
Name of issuer: Landsea Homes Corporation
Address of issuer's principal executive offices: 1717 McKinney Avenue, Suite 1000, Dallas, Texas (TX), 75202
Comment: This Amendment No. 2 to the joint statement on Schedule 13D with respect to the common stock, par value $0.0001 (the "Common Stock"), of Landsea Homes Corporation, a Delaware corporation (the "Issuer"), filed by Thomas E. Lynch, Mill Road Capital III GP LLC, a Cayman Islands limited liability company, and Mill Road Capital III, L.P., a Cayman Islands exempted limited partnership (collectively, the "Reporting Persons") on December 26, 2024, as amended by Amendment No. 1 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on March 4, 2025 (such joint statement, as amended herein, the "Schedule 13D"), amends the Schedule 13D as follows:

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D shall hereby be amended and restated in its entirety as follows:

The Reporting Persons have acquired beneficial ownership of an aggregate of 3,197,506 shares of Common Stock for $32,257,865.23 using working capital from the Fund and the proceeds of margin loans under margin loan facilities maintained in the ordinary course of business by the Fund with a broker on customary terms and conditions. The purchase price of shares acquired pursuant to the assignment of standard American-style, exchange-traded put options ("Put Options") is not reduced by the premium received by the Reporting Persons upon sale of the Put Options.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Paragraph (a) of Item 5 of the Schedule 13D shall hereby be amended and restated in full as follows:

The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person's cover page to this Schedule 13D, are based on a total of 36,409,560 shares of Common Stock issued and outstanding as of May 7, 2025, as reported in the Issuer's quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2025. All of the share numbers reported herein are as of the close of trading on May 19, 2025, unless otherwise indicated. Each Reporting Person's cover page to this Schedule 13D is incorporated by reference into this Item 5(a, b).

The Fund directly holds, and thus has sole voting and dispositive power over, 3,197,506 shares of Common Stock, of which 100 shares are held of record. The GP, as sole general partner of the Fund, also has sole authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, these shares on behalf of the Fund, and Mr. Lynch has shared authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, these shares in his capacity as Chairman and Management Committee Director of the GP. Accordingly, each of the Reporting Persons beneficially owns 3,197,506 shares of Common Stock, or approximately 8.8% of the outstanding shares of Common Stock, and the Reporting Persons beneficially own, in the aggregate, 3,197,506 shares of Common Stock, or approximately 8.8% of the outstanding shares of Common Stock.
Transactions in the class effected during the past sixty days:
Paragraph (c) of Item 5 of the Schedule 13D shall hereby be amended and restated in full as follows:

Except as otherwise described in this Schedule 13D, no Reporting Person, other than the Fund as set forth in the table below, effected any transaction in the Common Stock from March 20, 2025 (the date 60 days prior to the filing of this Schedule 13D) to May 19, 2025 (the "Reporting Period"):

Date of Purchase Shares Purchased (#) Purchase Price per Share ($)
05/15/2025 288,702 $11.2239
05/16/2025 147,059 $11.2103
05/19/2025 142,758 $11.2155

The above-listed transactions were conducted in the ordinary course of business on the open market for cash, and the purchase prices do not reflect brokerage commissions paid.

## Signatures
- Mill Road Capital III, L.P.: /s/ Deven Petito, Deven Petito, Management Committee Director of Mill Road Capital III GP LLC, its General Partner (05/19/2025)
- Mill Road Capital III GP LLC: /s/ Deven Petito, Deven Petito, Management Committee Director (05/19/2025)
- Thomas E. Lynch: /s/ Deven Petito, Deven Petito, attorney-in-fact (05/19/2025)